Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On July 13, 2021, the Wall Street Journal published an article on the proposed merger, a copy of which is set forth below.

Altus Power to Merge With SPAC Created by CBRE in $1.58 Billion Deal

The deal gives the solar-power company expansion capital as well as access to CBRE’s clients

Altus builds and operates solar-power facilities on property owners’ land in exchange for inexpensive power.

PHOTO: ALTUS POWER INC.

By Peter Grant

July 13, 2021 5:30 am ET

Altus Power Inc., a builder and operator of solar-power installations on the roofs and parking lots of commercial properties, is merging with a special-purpose acquisition company sponsored by CBRE Group Inc. in a deal that values Altus at $1.58 billion.

The deal gives Altus expansion capital as well as access to CBRE’s clients which include many of the top companies and real-estate owners in the U.S., Asia and Europe. Dallas-based CBRE is one of the world’s largest commercial brokerages and real-estate services firms with a facilities-management business that has grown from 3.7 billion square feet in 2015 to 7 billion square feet today.

Many of the office buildings, malls, factories and other properties managed by CBRE have huge rooftops, parking lots and other areas that could house solar installations. “We are experiencing intense pressure from our clients to help them be more environmentally well positioned,” said Robert Sulentic, CBRE’s chief executive.

Launched in 2009, Altus cuts deals with property owners in which Altus builds and operates solar-power facilities on their land in exchange for inexpensive power. The company has more than 200 facilities that can produce more than 265 megawatts of power, about two-thirds to three-quarters of the power consumed by the commercial properties on the site, according to Lars Norell, the firm’s co-CEO.

Altus expects to be producing 1,685 megawatts by 2024. “We’ve ended up being effectively a distributed power company that owns hundreds of solar-generation plants located on rooftops from Vermont to Hawaii and the output from those solar plants we sell to the customers,” Mr. Norell said.

Commercial properties are one of the largest users of power, and more owners and tenants are eyeing solar. The power generation capacity of installations on nonresidential properties is expected to grow about 200% between 2020 and 2030, according to a report by Wood Mackenzie and the Solar Energy Industries Association.

One of Altus’s biggest investors has been Blackstone Group Inc.’s energy business which led a $350 million debt financing and committed $300 million in preferred equity, according to Rob Horn, co-head of energy investing at Blackstone Credit. Blackstone will be a 17% owner of Altus in the wake of its merger with the SPAC sponsored by CBRE, he said.

CBRE launched the SPAC named CBRE Acquisition Holdings on the New York Stock Exchange late last year, raising $400 million. CBRE looked at about 80 potential merger targets before settling on Altus, Mr. Sulentic said.

Solar power has become more attractive as an alternative energy source because the price of installations has fallen. A 100,000 to 150,000 square foot installation would have cost $4 million to $5 million—or $4 to $5 per watt—in 2009, Mr. Norell said. “That same installation would cost $1.5 million today,” he said.

Also, as concerns grow about climate change, big companies are adopting a range of new policies to cut carbon emissions. Many of them hope to do this by relying more on solar power at the properties that they own and lease.

“One of the lowest-hanging fruits for them to look at is their own real estate,” Mr. Norell said.

Write to Peter Grant at peter.grant@wsj.com

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Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.